UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)

Crossroads Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

22765D 209
(CUSIP Number)

Jeffrey E. Eberwein Lone Star Value Management, LLC 53 Forest Avenue, 1st Floor Old Greenwich, Connecticut 06870
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	22765D 209	Page 2 of 11 Pages
1		NAMEs OF REPORTING PERSONs
LONE STAR VALUE INVESTORS, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
670,000(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
670,000(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,000(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	22765D 209	Page 3 of 11 Pages
1		NAMEs OF REPORTING PERSONs
LONE STAR VALUE INVESTORS GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
670,000(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
670,000(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,000(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No.	22765D 209	Page 4 of 11 Pages
1		NAMEs OF REPORTING PERSONs
LONE STAR VALUE MANAGEMENT, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION
CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
670,000(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
670,000(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,000(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No.	22765D 209	Page 5 of 11 Pages
1	NAMEs OF REPORTING PERSONs
JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	X
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
670,000(1)
9	SOLE DISPOSITIVE POWER
00
10	SHARED DISPOSITIVE POWER
670,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 6 of 11 Pages

(1) The reported securities are held directly by Lone Star Value Investors, LP. Lone Star Value Investors GP, LLC is the general partner of, and controls, Lone Star Value Investors, LP. Lone Star Value Management, LLC exercises contractual voting and investment control over securities held by Lone Star Value Investors, LP. Mr. Eberwein is the managing member of Lone Star Value Management, LLC and exercises indirect voting and investment control over these securities. Mr. Eberwein disclaims beneficial ownership of these shares of the Company's common stock except to the extent of any pecuniary interest therein.

Page 7 of 11 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Crossroads Systems, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 11000 North Mopac Expressway, Austin, Texas 78759.

Item 2. Identity and Background

(a) This statement is filed by:

(i)	Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value LP”);

(ii)	Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value LP;

(iii)	Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value LP; and

(iv)	Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons” or “Lone Star Value.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c) The principal business of Lone Star Value LP is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value LP. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value LP. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Eberwein is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Shares purchased by Lone Star Value LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 670,000 shares of Common Stock beneficially owned by Lone Star Value LP is approximately $549,000, excluding brokerage commissions.

Item 4. Purpose of Transaction

The Reporting Persons expect that any acquisition of shares of Common Stock will be for investment purposes. Mr. Eberwein is Chairman of the Board of Directors of the Company.

Page 8 of 11 Pages

The Reporting Persons may review Lone Star Value LP’s investment in the Company on a continuing basis and any of the Reporting Persons may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Although no Reporting Person has any specific plan or proposal to purchase or sell shares of Common Stock, depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares or engaging in any hedging or similar transactions with respect to the Shares. Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The description of the Purchase Plan in Item 6 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,942,906 shares of Common Stock issued and outstanding, which is the total number reported outstanding as of September 10, 2013 in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 13, 2013.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 670,000 shares of Common Stock (the “Shares”).

The Shares beneficially owned by the Reporting Persons represent approximately 5.6% of the outstanding shares of Common Stock.

(b) 670,000 shares of Common Stock are beneficially owned directly by Lone Star Value LP. Lone Star Value GP is the general partner of, and controls, Lone Star Value LP. Lone Star Management exercises contractual voting and investment control over securities held by Lone Star Value LP. Mr. Eberwein is the managing member of Lone Star Management and exercises indirect voting and investment control over these securities. By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

Lone Star Value GP, Lone Star Management and Mr. Eberwein disclaim beneficial ownership of the Shares held directly by Lone Star Value LP. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c) The transactions in the Shares on behalf of Lone Star Value LP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 670,000 shares of Common Stock, constituting approximately 5.6% of the outstanding shares of Common Stock, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 11, 2013, Lone Star Value LP entered into a stock purchase plan (the “Purchase Plan”) pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Under the Purchase Plan, a broker dealer will make periodic purchases of up to an aggregate of 1,190,000 shares of Common Stock on behalf of Lone Star Value LP at prevailing market prices, subject to the terms of the Purchase Plan. This description of the Purchase Plan does not purport to be complete and is qualified in its entirety by the text of the Purchase Plan, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Page 9 of 11 Pages

On November 4, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Rule 10b5-1 Purchase Trading Plan dated October 11, 2013 between Lone Star Value Investors, LP and Williams Trading, LLC.

99.2	Joint Filing Agreement dated November 4, 2013 by and among Lone Star Value Investors, LP, Lone Star Value Investors GP, LLC, Lone Star Value Management, LLC and Jeffrey E. Eberwein.

Page 10 of 11 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013

LONE STAR VALUE INVESTORS, LP

By: Lone Star Value Investors GP, LLC,
its General Partner

By:	/s/ Jeffrey E. Eberwein
Name:	Jeffrey E. Eberwein
Title:	Manager

LONE STAR VALUE INVESTORS GP LLC

By:	/s/ Jeffrey E. Eberwein
Name:	Jeffrey E. Eberwein
Title:	Manager

LONE STAR VALUE MANAGEMENT, LLC

By:	/s/ Jeffrey E. Eberwein
Name:	Jeffrey E. Eberwein
Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

Page 11 of 11 Pages

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

LONE STAR VALUE INVESTORS, LP

Transaction Date	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)
10/10/2013	522,600	0.7636	(1)
10/11/2013	67,400	0.8297	(2)
10/23/2013	10,000	1.1006	(3)
10/24/2013	10,000	1.1888	(4)
10/25/2013	10,000	1.2364	(5)
10/28/2013	10,000	1.2027	(6)
10/29/2013	10,000	1.2067	(7)
10/30/2013	10,000	1.2142	(8)
10/31/2013	10,000	1.1703	(9)
11/1/2013	10,000	1.0925	(10)

1.	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.73 to $0.83, inclusive. The reporting person undertakes to provide the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.
2.	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $0.82 to $0.83, inclusive. The reporting person undertakes to provide the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.
3.	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.07 to $1.12, inclusive. The reporting person undertakes to provide the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.
4.	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.18 to $1.19, inclusive. The reporting person undertakes to the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.
5.	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.20 to $1.24, inclusive. The reporting person undertakes to provide the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.
6.	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.19 to $1.245, inclusive. The reporting person undertakes to provide the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.
7.	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.18 to $1.25, inclusive. The reporting person undertakes to provide the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.
8.	This price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.18 to $1.23, inclusive. The reporting person undertakes to provide the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.
9.	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.00 to $1.23, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.
10.	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.03 to $1.18, inclusive. The reporting person undertakes to provide the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price such shares were purchased.